AB / 4/5

BP 3/30 *

UNI[illegible]
SECURITIES AND [illegible]
Washing[illegible]

06007114

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 19060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBranche Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway - 34th Floor
(No. and Street)

New York,	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York,	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 1 2006
WASH, D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK 6/5

OATH OR AFFIRMATION

I, L. Thomas Patterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBranche Financial Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEONIE P. EVANS
Notary Public, State of New York
No. 01EV6072007
Qualified in Queens County
Commission Expires March 25, 2006

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors and Shareholder
LaBranche Financial Services, Inc.:

We have audited the accompanying statement of financial condition of LaBranche Financial Services, Inc. (the Company) (a wholly owned subsidiary of LaBranche & Co Inc.), as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LaBranche Financial Services, Inc. as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 27, 2006

LABRANCHE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of LaBranche & Co Inc.)

Statement of Financial Condition

December 31, 2005

Assets

Assets:		
Cash and cash equivalents	$	1,576,680
Cash and securities segregated under federal and other regulations		6,553,793
Receivables:		
Brokers, dealers, and clearing organizations		25,978,979
Customers		3,659,353
Others		970,299
Securities owned, at market value		6,585,621
Exchange memberships owned, at adjusted cost (market value of $11,504,000)		4,973,000
Office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $5,880,143		687,555
Deferred tax assets		113,165
Other assets		841,651
Total assets	$	51,940,096

Liabilities and Stockholder's Equity

Liabilities:		
Payables:		
Brokers and dealers	$	5,961,323
Customers		4,858,344
Others		8,212,251
Due to Parent		89,425
Accrued compensation		2,297,112
Deferred tax liabilities		113,165
Accounts payable, accrued expenses, and other		2,205,491
Total liabilities		23,737,111
Stockholder's equity:		
Common stock, $1 par value, 15,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		76,326,338
Accumulated deficit		(48,124,353)
Total stockholder's equity		28,202,985
Total liabilities and stockholder's equity	$	51,940,096

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

LaBranche Financial Services, Inc., (the Company), a registered broker-dealer in securities under the Securities Exchange Act of 1934, is a member of the New York Stock Exchange (the NYSE) and other principal exchanges. The Company is primarily engaged in the business of execution and clearing of securities transactions. The Company is a wholly owned subsidiary of LaBranche & Co Inc. (the Parent), a Delaware corporation.

(2) Significant Accounting Policies

(a) Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

(c) Securities Transactions

Customer securities transactions are recorded on a settlement-date basis.

(d) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are reported as collateralized financing transactions and are recorded at contract amount plus accrued interest. Securities borrowed require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral provided or excess collateral refunded, as necessary.

(e) Depreciation and Amortization

Depreciation and amortization are calculated primarily using the straight-line method over the estimated useful lives of office equipment and the lesser of the economic useful life of the leasehold improvement or the term of the lease.

(f) Exchange Memberships

The exchange memberships owned by the Company are carried at cost or, if an other than temporary impairment in value has occurred, at adjusted cost, which reflects management's estimate of fair value.

(g) *Income Taxes*

Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse.

(3) Cash and Securities Segregated Under Federal and Other Regulations

Cash and U.S. Treasury Bills of $6,553,793 have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission and the Proprietary Accounts of Introducing Broker Dealers (PAIB) calculation.

(4) Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

(5) Securities Owned

Securities owned represent commercial paper, U.S. Treasury Bills, and equity securities quoted at market prices as follows:

U.S. Government obligations	$	4,781,928
Commercial paper		1,800,000
Other		3,693
	$	6,585,621

As of December 31, 2005, the Company pledged $495,172 of U.S. Treasury Bills as collateral.

(Continued)

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

The balances presented as receivable from and payable to brokers, dealers, and clearing organizations consist of the following at December 31, 2005:

Receivable from brokers, dealers, and clearing organizations:		
Receivable from and deposits with clearing organizations	$	15,247,014
Securities borrowed		5,906,200
Securities failed to deliver		4,536,176
Other		289,589
	$	25,978,979
Payable to brokers and dealers:		
Securities failed to receive	$	5,665,617
Other		295,706
	$	5,961,323

If the Company's counterparties to its securities loaned transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities, then the Company will disclose these securities as "securities pledged to counterparties" on the statement of financial condition. As of December 31, 2005, there were no proprietary securities pledged related to the Company's securities loaned transactions.

(7) Receivable from and Payable to Customers

Receivable from and payable to customers represent amounts due from or to customers of the Company in connection with cash and margin securities transactions. Amounts receivable are collateralized by customers' securities held by the Company and by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition.

Subject to certain regulatory guidelines, the Company may pledge customer securities with a market value up to 140% of the debit balance in the customer's margin account to finance customer securities transactions.

(8) Regulatory Requirements

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum required net capital shall be equal to the greater of $1,500,000 or 2% of aggregate debit items, as defined.

As of December 31, 2005, the Company's regulatory net capital of $19,667,348 exceeded the minimum requirement by $18,167,348.

(Continued)

As a clearing-broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 4, 2006, to comply with its December 31, 2005 requirement, cash and U.S. Treasury Bills in the amount of $1,165,279 have been segregated in a special reserve account for the exclusive benefit of customers exceeding actual requirements by $1,165,279 in accordance with SEC Rule 15c3-3.

The PAIB calculation is computed in order for correspondent firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. As of January 4, 2006, to comply with its December 31, 2005 requirement, cash and U.S. Treasury Bills in the amount of $5,696,515 have been segregated in a special reserve account for the exclusive benefit of customers exceeding actual requirements by $1,959,273 in accordance with its PAIB requirement.

(9) Commitments and Contingencies

The Company has been the defendant, from time to time, to various claims and lawsuits in the ordinary course of its business. While the ultimate outcome of pending claims and lawsuits cannot be predicted with certainty, the Company believes, based on its understanding of the facts of these proceedings and advice of counsel, that their ultimate resolution will not, in the aggregate, have a material adverse effect on the Company's financial condition.

(10) Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by the Parent. Under a tax sharing agreement with its Parent, the Company determines its income tax on a separate company basis. Under this agreement, the Company will not recognize a tax benefit for current losses until they can be recovered on a separate company basis. Accordingly, the Company has recorded no current tax benefit for the year.

A majority of the deferred tax assets of approximately $20,248,000 relating primarily to net operating loss carryforwards have been offset by a valuation allowance since the Company believes that it is more likely than not such assets will not be recovered on a separate company basis. The net operating losses will begin to expire in 2019. The following table presents the components of deferred tax asset and liability balances:

Deferred tax assets:		
Net operating loss	$	19,568,410
Other		679,258
Valuation allowance		(20,134,503)
Total deferred tax assets	$	113,165
Deferred tax liabilities	$	113,165

(11) Related Party Transactions

The Company is included in the LaBranche & Co. Retirement Plan (the Plan).

In November 2005, the Parent contributed capital in the amount of $10,000,000.

(12) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into various securities transactions as agent. The execution, settlement, and financing of those transactions can result in off-balance-sheet risk and concentration of credit risk.

In the normal course of business, the Company's clearance activities involve settlement and financing of various customers' securities transactions on a cash or margin basis. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company may be exposed to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their account.

The Company seeks to manage the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

(13) Subsequent Event

As of December 31, 2005, the Company owned three New York Stock Exchange (NYSE) memberships. The Company accounts for its investment in these memberships under the adjusted cost method. On April 20, 2005, Archipelago Holdings, Inc., entered into a definitive merger agreement, and on July 20, 2005, the agreement was amended and restated (as so amended, the NYSE Merger Agreement) with the New York Stock Exchange, Inc., pursuant to which Archipelago and NYSE agreed to combine their business and become wholly owned subsidiaries of NYSE Group Inc. (NYSE Group), a newly created, for-profit and publicly traded holding company (the Transaction).

Under the terms of the NYSE Merger Agreement, upon consummation of the Transaction, each NYSE member is entitled to receive in exchange for each NYSE membership, $300,000 in cash, plus a pro rata portion of the aggregate number of shares of NYSE Group Common Stock issued to all of the NYSE members in the Transaction, or 80,177 shares (collectively, the Merger Consideration). In addition, the terms of the NYSE Merger Agreement allows either party to pay a dividend to each membership prior to the consummation of the Transaction in an amount equal to their pro rata portion of "excess cash," as defined in the NYSE Merger Agreement. At the time of filing, no information has been provided on the potential amount of this "permitted" dividend to the former NYSE members, if any.

The consummation of the Transaction is anticipated to close in the first quarter of 2006, subject to the satisfaction of certain closing conditions. At the time of filing, several of these closing conditions, including the receipt of approval by the NYSE members and Archipelago's stockholders, have been satisfied. Certain remaining governmental agencies of the Transaction are in progress of approving the transaction.

(Continued)

In connection with the Transaction, the Company participated in a "Dutch" auction in early January 2006 for trading licenses which will replace the prior trading rights provided by the ownership or lease of an NYSE membership prior to the Transaction. The Company successfully bid for five trading licenses an annual price of $49,290 each, the minimum bid accepted by the NYSE. The licenses will be consummated and become active for trading on the NYSE following the closing of the Transaction.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

Board of Directors
LaBranche Financial Services, Inc.:

In planning and performing our audit of the financial statements of LaBranche Financial Services, Inc. (the Company), (a wholly owned subsidiary of LaBranche & Co. Inc.) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 27, 2006